Exhibit 99.1

SOS Limited

Interim Condensed Consolidated Balance Sheets

(US$ thousands, except share data and per share data, or otherwise noted)

	Twelve months as of	Six months as of
	31-Dec-24	30-Jun-25
	Audited	Unaudited
	US$	US$
Current assets:
Cash and cash equivalents	237,484	4,163
Investment securities	200	200
Accounts receivable – net	2,630	3,410
Inventories	33,011	29,153
Other receivables – net	150,281	401,196
Amount due from related parties	9,837	9,853
Tax recoverable	1,823	1,885
Intangible assets	29,873	29,873
Total current assets	465,139	479,733
Non-current assets:
Property equipment and software-net	17,143	12,312
Goodwill	72	72
Total non-current assets	17,215	12,384
Total assets	482,354	492,117

Liabilities and Shareholders’ Equity
Current liabilities:
Accrued liabilities	21,498	28,414
Accounts payable	12,511	13,324
Amount due to related parties	642	642
Tax payable	169	176
Other payables	11,844	15,494
Total current liabilities	46,664	58,050

Total liabilities	46,664	58,050
Shareholders’ equity
Paid up capital	2,191	5,021
Additional paid-in capital	761,391	767,271
Statutory reserve	161	161
Accumulated deficit	(290,261)	(310,717)
Other comprehensive loss	(31,557)	(27,664)
Non-controlling interests	(6,235)	(5)
Total Shareholders’ equity	435,690	434,067
Total liabilities and shareholders’ equity	482,354	492,117

SOS Limited

Interim Condensed Consolidated Statements of Comprehensive Loss

(US$ thousands, except share data and per share data, or otherwise noted)

	Six months ended
	30-Jun-24	30-Jun-25
	Unaudited	Unaudited
	US$	US$
Revenue	60,514	89,595
Operating costs	(58,083)	(90,904)
Gross profit/(loss)	2,431	(1,309)
Gross profit/(loss) ratio	4.0%	(1.5)%
Operating expenses
Selling expense	(2,199)	(2,342)
General and administrative expense	(14,513)	(9,439)
Share-based compensation	(807)	(1,893)
Total operating expenses	(17,519)	(13,674)
Loss from operations	(15,088)	(14,983)
Other income (expenses):
Interest income	-	(396)
Other income, net	2,333	1,148
Total other income, net	2,333	752

Loss before income taxes	(12,755)	(14,231)
Income tax expense	4	5
Net loss	(12,751)	(14,226)

Discontinued operations
Gain on disposal of discontinued operations	1	-

Net loss	(12,750)	(14,226)
Non-controlling interests	1,848	10
Net loss attributable to SOS Limited	(10,902)	(14,216)

Other comprehensive loss:
Foreign currency translation adjustment-net of tax	4,738	(3,892)
Total comprehensive loss	(6,164)	(18,108)

Weighted average number of ordinary shares

Basic	364,210,299	1,021,583,035
Diluted*	364,210,299	1,021,583,035
LOSS PER SHARE
Basic	(0.0299)	(0.0139)
Diluted*	(0.0299)	(0.0139)

Note 1: *N/A Anti-diluted shares not considered

	Six months ended
	30-Jun-24	30-Jun-25
	US$	US$
None-GAAP adjusted net loss	(807)

SOS Limited

Interim Condensed Consolidated Statements of Equity

(US$ thousands, except share data and per share data, or otherwise noted)

	Ordinary shares					Additional			Accumulated other	Non-	Total
	Class A shares	Class B shares	Treasury stock	Total shares	Par value	Paid-in capital	Accumulated deficits	Statutory Reserve	comprehensive loss	controlling interests	shareholders’ equity
Balance, December 31, 2024	444,677,724	24,481,451	(13,936,000)	455,223,175	2,191	761,391	(290,261)	161	(31,557)	(6,235)	435,690
Share-based compensation	339,018,360	5,004,000	-	344,022,360	1,720	173	-	-	-	-	1,893
Issuance of Class A Ordinary Shares and warrant	222,337,500	-	-	222,337,500	1,110	5,707	-	-	-	-	6,817
Net loss	-	-	-	-	-	-	(14,216)	-	-	(10)	(14,226)
Disposition of NCI	-	-	-	-	-	-	(6,240)	-	-)	6,240	-
Foreign currency translation adjustments	-	-	-	-	-	-	-	-	3,893	-	3,893
Balance, June 30, 2025	1,006,033,584	29,485,451	(13,936,000)	1,021,583,035	5,021	767,271	(310,717)	161	(27,664)	(5)	434,067

SOS Limited

Interim Condensed Consolidated Statement of Cash Flow

(US$ thousands, except share data and per share data, or otherwise noted)

	Six months ended	Six months ended
	30-Jun-24	30-Jun-25
	Unaudited	Unaudited
	US$	US$
Cash flows from operating activities:
Net loss	(10,902)	(14,216)
Less: Net income from discontinued operation	1
Net loss from continuing operation	(10,903)	(14,216)
Adjustments:
Depreciation and amortization	8,765	4,871
Share-based compensation	807	1,893
Amortization of right of use assets	281	-
Accretion of finance leases	6	-
Disposition of NCI	-	6,240
Operating cash flows before movements in working capital	(1,044)	(1,212)
Changes in working capital:
Inventory	(155)	1,233
Accounts receivable	297	(780)
Other receivables	(115,566)	(250,915)
Amount due from related parties	29,739	(16)
Accrued liabilities	25,642	6,916
Accounts payable	(24,016)	813
Tax payable	400	(55)
Other payables	32,588	3,650
Amount due to related parties	(999)	-
Lease liabilities	(282)	-
Net cash used in operating activities from continuing operations	(53,396)	(240,366)
Net cash used in in generating from discontinued operating activities	1	-
Net cash used in operating activities	(53,395)	(240,366)
Cash flows from financing activities:
Repayment of principle portion of lease liabilities	(288)	-
Proceeds from share issuance, net of issuance costs	24,836	6,817
Net cash generated from financing activities	24,548	6,817
Net decrease on cash and cash equivalents	(28,847)	(233,549)
Cash and cash equivalents at beginning of the period	279,177	237,484
Effect of exchange rates on cash and cash equivalents	(3,603)	228
Cash and cash equivalents at end of the period	246,727	4,163
Supplemental cash flow information
Cash paid for income tax	-	3

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